Exhibit 99.1

JinkoSolar Reaches Settlement in Securities Class Action

SHANGHAI, Sept. 30, 2015 /PRNewswire-FirstCall/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar"), a global leader in the solar photovoltaic (PV) industry, announced today that it had agreed, subject to court approval, to settle the previously disclosed class action lawsuit brought in 2011 on behalf of all purchasers of JinkoSolar's American Depositary Shares (NYSE:JKS) between May 13, 2010 and September 20, 2011. The settlement, if approved, will also resolve all related claims against JinkoSolar's officers and directors as well as the underwriters involved in JinkoSolar's public offerings during the relevant period.

Under the terms of the proposed settlement, the members of the proposed class will receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar will contribute a portion of the settlement fund, and JinkoSolar's insurers will fund the remaining portion. JinkoSolar will not take any charge in connection with the settlement.

The plaintiffs had alleged, among other things, that certain of JinkoSolar's filings with the U.S. Securities and Exchange Commission contained misrepresentations about the extent of its compliance with environmental regulations in China. JinkoSolar has denied, and continues to deny, the allegations and is entering into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation.

The proposed settlement will be reviewed by Judge J. Paul Oetken of the federal court in New York, where the lawsuit is pending. Further information concerning the details of the settlement are available from the court's docket, Marco Peters v. JinkoSolar Holding Co., Ltd., et al., No. 11 Civ. 7133 (JPO) (U.S. District Court, Southern District of New York).

About JinkoSolar Holding Co., Ltd

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4 GW for solar modules, as of June 30, 2015. JinkoSolar also sells electricity in China, and has connected approximately 725 MW of solar power projects to the grid, as of June 30, 2015.

JinkoSolar has over 15,000 employees across its 5 production facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 13 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Kenya, Ghana, Brazil, Costa Rica and Mexico and 11 overseas subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5826 4939

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com